FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

List of Exhibits

99.1.	Æterna Zentaris’ Interim Report – First Quarter 2008 (Q1)
99.2.	Certification of the Chief Executive Officer pursuant to Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings
99.3.	Certification of the Chief Financial Officer pursuant to Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: May 9, 2008	By:	/s/ Claude Vadboncoeur
Claude Vadboncoeur
Corporate Secretary